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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 16)

                               V.F. Corporation
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                  918204-108
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                                 (CUSIP Number)

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CUSIP No.  918204-108                                        Page 1 of 4 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        M. Rust Sharp


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization               United States


    Number of Shares             5) Sole Voting Power              10,300+
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power        11,461,644*


                                 7) Sole Dispositive Power         10,300+



                                 8) Shared Dispositive Power   11,461,644*


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  11,471,944


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [   ]


   11)  Percent of Class Represented by Amount in Row (9)                 18.0


   12)  Type of Reporting Person (See Instructions)                         IN


   + Includes currently exercisable options for 9,300 shares.

   * Mr. Sharp is Co-Trustee with PNC Bank, National Association and William E. Pike with respect to these shares.

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ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1996:

(a) Amount Beneficially Owned:                                11,471,944 shares

(b) Percent of Class:                                                      18.0

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                      10,300+
      (ii) shared power to vote or to direct the vote                11,461,644*
     (iii) sole power to dispose or to direct the disposition of         10,300+
      (iv) shared power to dispose or to direct the disposition of   11,461,644*

+ Includes currently exercisable options for 9,300 shares.

* Mr. Sharp is Co-Trustee with PNC Bank, National Association and
  William E. Pike with respect to these shares.


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ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 14 1997
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         Date

         /s/ M. RUST SHARP
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         Signature - M. Rust Sharp